Exhibit 99.1

Medigus: Eventer Targets the Multi-billion Dollar Virtual Conference Market

Eventer signed an exclusive license agreement with Screenz and will invest $1.5 million for the adaptation of Screenz technology

OMER, Israel, February 23, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (NASDAQ:MDGS), a technology company engaged in advanced medical solutions and innovative technology, announced today that Eventer Technologies Ltd., Medigus’ subsidiary (50.1%), entered the multi-billion virtual conference market by signing an exclusive licensing agreement to adopt Screenz Cross Media Ltd. technology for virtual conferences.

Screenz is a virtual entertainment and events technology company whose customer base includes Reliance Industries (a Fortune 500 company and the largest private-sector corporation in India), Fox, ABC, Disney, Univision and Viacom.

As part of the license agreement, Screenz will provide and adapt its technology to Eventer to host and broadcast virtual conferences, including an interactive player with capabilities of broadcasting, recording and interactive layers on video. By combining both companies’ knowledge and technology, Eventer plans to offer innovative new solutions to the rapidly growing virtual conference market for both its current and potential customer base.

Multiple market studies referring to virtual events, virtual conferences and virtual meeting software, predict high scalability of these markets as a result of COVID-19 pandemic. According to one market study, the global virtual events market size was valued at $ 77.98 billion in 2019 and is expected to grow at a compound annual growth rate (CAGR) of 23.2% from 2020 to 2027. The growing popularity of Unified Communication as a Service amongst corporations, education institutes, and various other organizations across industries is expected to drive the market during the forecast period.

“2020 created many new opportunities for Eventer, with high demand for advanced technological solutions for virtual conferences and events. Eventer has an innovative technology and years of experience in providing customers with top-of-the-line solutions for online conferences, one of the most growing fields this year. We believe Eventer has the opportunity to become a key player in the market in a relatively short time,” said Liron Carmel, CEO of Medigus.

In consideration for granting the license to use the technology for virtual conferences and developing the necessary adaptions, Eventer shall pay Screenz a total sum of $1,500,000. In the first five months Eventer shall pay Screenz a monthly sum of $40,000, a grace period for Eventer’s planning and establishment of the operation. Following the grace period, Eventer shall pay Screenz the remaining sum of $1,300,000 in three equal payments. The adaptation of the Screenz technology is expected to be completed in the second half of 2021.  Screenz shall be entitled to 8% of the revenue received from any use of the product

About Medigus

Medigus is traded on the Nasdaq Capital Market. To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the Medigus’ management and its knowledge of the relevant market. Medigus has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus uses forward looking statements when describing the agreement between Eventer and Screenz, the anticipated use and benefit to both parties and their prospective users, that the growing popularity of Unified Communication as a Service amongst corporations, education institutes, and various other organizations across industries is expected to drive the market during the forecast period, and the belief that Eventer has the opportunity to become a key player in the market in a relatively short time. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom. Nothing in the description herein should be understood or construed as an announcement of the consummation of the investment by Eventer in Screenz. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of Medigus activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Investor Contact

Oz Adler

Chief Financial Officer

+972-8-6466-880

ir@medigus.com